November 1, 2024

JPMorgan Trust I

277 Park Avenue

New York, NY 10172

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A, attached hereto, for the time periods indicated. The JPMorgan Service Providers will waive fees or reimburse expenses with respect to the Fund to the extent that the total operating expenses of the Fund exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include: (i) dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to Trustee elections, expenses related to litigation and potential litigation and extraordinary expenses not incurred in the ordinary course of each Fund’s business, and (ii) acquired fund fees incurred by an underlying fund not advised by J.P. Morgan Investment Management Inc. or one of its affiliates. In addition, each Fund may invest in one or more funds, including money market funds, advised by the J.P. Morgan Investment Management Inc. or one of its affiliates (an “affiliated fund”). The JPMorgan Service Providers, in their capacity as the Fund’s adviser, shareholder servicing agent and/or administrator, as applicable, hereby contractually agree, with respect to the Fund, to waive fees and/or reimburse expenses of the Fund in an amount sufficient to offset (i) the respective net advisory, net administration and net shareholder servicing fees of an affiliated fund, or (ii) the management fee paid to the adviser pursuant to an affiliated fund’s management agreement. This waiver does not apply to the Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A, supplementing its prospectuses and other offering documents as necessary to provide applicable disclosures, and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.

/s/ Brian S. Shlissel
By: Brian S. Shlissel

Accepted by: JPMorgan Trust I, on behalf of the Fund

/s/ Timothy J. Clemens
By: Timothy J. Clemens

[1]	In calculating the interest expense on short sales for purposes of this exclusion, the Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

SCHEDULE A

	Class A	Class C	Class I	Class L	Class R6
JPMorgan Diversified Fund[1]	0.96%	1.46%	0.71%	0.65%	0.58%

1Expense limitation is in place until at least 10/31/25.

2